UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Genesco Inc.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

371532102

(CUSIP Number)

CHRISTOPHER S. KIPER Legion Partners Asset Management, LLC 9401 Wilshire Blvd, Suite 705 Beverly Hills, CA 90212 (310) 729-8588	STEVEN E. LITT 4010 Capital, LLC 48 Brookridge Drive Greenwich, CT 06830 646-863-8024

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 4, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		732,087
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

732,087
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

732,087
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.68%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		33,020
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

33,020
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,020
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

Legion Partners Special Opportunities, L.P. VIII
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		268,427
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

268,427
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

268,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.35%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,033,534
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,033,534
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,033,534
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.19%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,033,534
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,033,534
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,033,534
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.19%
14	TYPE OF REPORTING PERSON

IA

6

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,033,534
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,033,534
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,033,534
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.19%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,033,534
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,033,534
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,033,534
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.19%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,033,534
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,033,534
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,033,534
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.19%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

4010 Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		39,500*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

39,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* Includes 19,000 Shares underlying call options exercisable within 60 days hereof.

10

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

4010 General Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		39,500*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

39,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

* Includes 19,000 Shares underlying call options exercisable within 60 days hereof.

11

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

4010 Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		39,500*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

39,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

* Includes 19,000 Shares underlying call options exercisable within 60 days hereof.

12

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

Steven E. Litt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		39,500*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

39,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

* Includes 19,000 Shares underlying call options exercisable within 60 days hereof.

13

CUSIP NO. 371532102

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $1.00 par value per share (the “Shares”), of Genesco Inc., a Tennessee corporation (the “Issuer”). The address of the principal executive offices of the Issuer is Genesco Park, 1415 Murfreesboro Road, Nashville, Tennessee 37217-2895.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Legion Partners, L.P. I, a Delaware limited partnership (“Legion Partners I”);
(ii)	Legion Partners, L.P. II, a Delaware limited partnership (“Legion Partners II”);
(iii)	Legion Partners Special Opportunities, L.P. VIII, a Delaware limited partnership (“Legion Partners Special VIII”);
(iv)	Legion Partners, LLC, a Delaware limited liability company, which serves as the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special VIII;
(v)	Legion Partners Asset Management, LLC, a Delaware limited liability company (“Legion Partners Asset Management”), which serves as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special VIII;
(vi)	Legion Partners Holdings, LLC, a Delaware limited liability company (“Legion Partners Holdings”), which serves as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC;
(vii)	Christopher S. Kiper, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings;
(viii)	Raymond White, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings;
(ix)	4010 Partners, LP, a Delaware limited partnership (“4010 Partners”);
(x)	4010 General Partner, LLC, a Delaware limited liability company (“4010 General Partner”), which serves as the general partner of 4010 Partners;
(xi)	4010 Capital, LLC, a Delaware limited liability company (“4010 Capital”), which serves as the investment manager to 4010 Partners; and
(xii)	Steven E. Litt, who serves as the managing member of each of 4010 General Partner and 4010 Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Group Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

14

CUSIP NO. 371532102

(b)       The address of the principal office of each of Legion Partners I, Legion Partners II, Legion Partners Special VIII, Legion Partners, LLC, Legion Partners Asset Management, Legion Partners Holdings and Messrs. Kiper and White (collectively, the “Legion Group”) is 9401 Wilshire Boulevard, Suite 705, Beverly Hills, California 90212. The address of the principal office of each of 4010 Partners, 4010 General Partner, 4010 Capital and Mr. Litt (collectively, the “4010 Group”) is 48 Brookridge Drive, Greenwich, CT 06830.

(c)       The principal business of each of Legion Partners I, Legion Partners II, Legion Partners Special VIII and 4010 Partners is investing in securities. The principal business of Legion Partners, LLC is serving as the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special VIII. The principal business of Legion Partners Asset Management is managing investments in securities and serving as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special VIII. The principal business of Legion Partners Holdings is serving as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC. The principal occupation of each of Messrs. Kiper and White is serving as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings. The principal business of 4010 General Partner is serving as the general partner of 4010 Partners. The principal business of 4010 Capital is serving as the investment manager to 4010 Partners. The principal occupation of Mr. Litt is serving as the managing member of each of 4010 General Partner and 4010 Capital.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Kiper, White and Litt are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Legion Partners I, Legion Partners II, Legion Partners Special VIII and 4010 Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.

The aggregate purchase price of the 732,087 Shares owned directly by Legion Partners I is approximately $21,149,941, including brokerage commissions. The aggregate purchase price of the 33,020 Shares owned directly by Legion Partners II is approximately $937,435, including brokerage commissions. The aggregate purchase price of the 268,427 Shares owned directly by Legion Partners Special VIII is approximately $8,440,323, including brokerage commissions. The aggregate purchase price of the 20,500 Shares beneficially owned by 4010 Partners is approximately $558,552, including brokerage commissions. The aggregate purchase price of certain call options exercisable into 19,000 Shares beneficially owned by 4010 Partners, as further described in Item 6 below, is approximately $18,863, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

15

CUSIP NO. 371532102

The Reporting Persons believe that the current market price of the Shares does not reflect the Issuer’s intrinsic value. In the Reporting Persons’ view, one of the key areas that does not appear to be well understood or fully appreciated by the market is the opportunity for the Issuer to monetize certain segments of its business and return a significant amount of capital to shareholders. Such transactions have become even more actionable given the recently enacted Federal tax law changes. The Reporting Persons are highly focused on collaborating with the Issuer’s management and board of directors (the “Board”) to significantly improve returns on invested capital.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 19,913,201 Shares outstanding as of November 24, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 7, 2017.

A.	Legion Partners I
(a)	As of the close of business on January 12, 2018, Legion Partners I beneficially owned 732,087 Shares.

Percentage: Approximately 3.68%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 732,087
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 732,087

(c)	The transactions in the Shares by Legion Partners I during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
16

CUSIP NO. 371532102

B.	Legion Partners II
(a)	As of the close of business on January 12, 2018, Legion Partners I beneficially owned 33,020 Shares.

Percentage: Less than 1.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 33,020
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 33,020

(c)	The transactions in the Shares by Legion Partners II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
C.	Legion Partners Special VIII
(a)	As of the close of business on January 12, 2018, Legion Partners Special VIII beneficially owned 268,427 Shares.

Percentage: Approximately 1.35%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 268,427
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 268,427

(c)	The transactions in the Shares by Legion Partners Special VIII during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
D.	Legion Partners, LLC
(a)	As the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special VIII, Legion Partners, LLC may be deemed the beneficial owner of the (i) 732,087 Shares owned by Legion Partners I, (ii) 33,020 Shares owned by Legion Partners II, and (iii) 268,427 Shares owned by Legion Partners Special VIII.

Percentage: Approximately 5.19%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,033,534
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,033,534

(c)	Legion Partners, LLC has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special VIII during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
17

CUSIP NO. 371532102

E.	Legion Partners Asset Management
(a)	Legion Partners Asset Management, as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special VIII, may be deemed the beneficial owner of the (i) 732,087 Shares owned by Legion Partners I, (ii) 33,020 Shares owned by Legion Partners II, and (iii) 268,427 Shares owned by Legion Partners Special VIII.

Percentage: Approximately 5.19%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,033,534
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,033,534

(c)	Legion Partners Asset Management has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special VIII during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
F.	Legion Partners Holdings
(a)	Legion Partners Holdings, as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC, may be deemed the beneficial owner of the (i) 732,087 Shares owned by Legion Partners I, (ii) 33,020 Shares owned by Legion Partners II, and (iii) 268,427 Shares owned by Legion Partners Special VIII.

Percentage: Approximately 5.19%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,033,534
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,033,534

(c)	Legion Partners Holdings has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special VIII during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
G.	Messrs. Kiper and White
(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 732,087 Shares owned by Legion Partners I, (ii) 33,020 Shares owned by Legion Partners II, and (iii) 268,427 Shares owned by Legion Partners Special VIII.

Percentage: Approximately 5.19%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,033,534
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,033,534

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(c)	None of Messrs. Kiper or White has entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special VIII during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
H.	4010 Partners
(a)	As of the close of business on January 12, 2018, 4010 Partners beneficially owned 39,500 Shares, including 19,000 Shares underlying call options exercisable within 60 days hereof.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 39,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 39,500

(c)	The transactions in the Shares by 4010 Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
I.	4010 General Partner
(a)	As of the general partner of 4010 Partners, 4010 General Partner may be deemed to beneficially owned the 39,500 Shares, including 19,000 Shares underlying call options exercisable within 60 days hereof, beneficially owned by 4010 Partners.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 39,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 39,500

(c)	4010 General Partner has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by 4010 Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
J.	4010 Capital
(a)	As of the investment manager to 4010 Partners, 4010 Capital may be deemed to beneficially owned the 39,500 Shares, including 19,000 Shares underlying call options exercisable within 60 days hereof, beneficially owned by 4010 Partners.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 39,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 39,5000

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(c)	4010 Capital has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by 4010 Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
K.	Mr. Litt
(a)	As of the managing member of 4010 General Partner, Mr. Litt may be deemed to beneficially owned the 39,500 Shares, including 19,000 Shares underlying call options exercisable within 60 days hereof, beneficially owned by 4010 Partners.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 39,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 39,500

(c)	Mr. Litt has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by 4010 Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Schedule A is incorporated herein by reference, to this Item 6.

Legion Partners I has sold short in over the counter market American-style put options referencing an aggregate of 231,400 Shares, which have an exercise price of $25.00 and expire on January 19, 2018, an aggregate of 124,300 Shares, which have an exercise price of $30.00 and expire on January 19, 2018, an aggregate of 21,700 Shares, which have an exercise price of $35.00 and expire on January 19, 2018, and an aggregate of 210,900 Shares, which have an exercise price of $35.00 and expire on March 16, 2018, as further detailed on Schedule A hereto, which is incorporated by reference herein.

Legion Partners II has sold short in over the counter market American-style put options referencing an aggregate of 10,600 Shares, which have an exercise price of $25.00 and expire on January 19, 2018, an aggregate of 6,100 Shares, which have an exercise price of $30.00 and expire on January 19, 2018, an aggregate of 400 Shares, which have an exercise price of $35.00 and expire on January 19, 2018, and an aggregate of 8,900 Shares, which have an exercise price of $35.00 and expire on March 16, 2018, as further detailed on Schedule A hereto, which is incorporated by reference herein.

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Legion Partners Special VIII has sold short in over the counter market American-style put options referencing an aggregate of 18,400 Shares, which have an exercise price of $35.00 and expire on January 19, 2018 and an aggregate of 42,100 Shares, which have an exercise price of $35.00 and expire on March 16, 2018, as further detailed on Schedule A hereto, which is incorporated by reference herein.

4010 Partners purchased in the over the counter market American-style call options referencing an aggregate of (i) 13,000 Shares, which have an exercise price of $35.00 per Share and expire on January 19, 2018, (ii) 4,000 Shares, which have an exercise price of $30.00 per Share and expire on January 19, 2018, and (iii) 2,000 Shares, which have an exercise price of $25.00 per Share and expire on January 19, 2018.

On December 12, 2017, the Reporting Persons entered into a Group Agreement for the purpose of working together to enhance shareholder value at the Issuer. Pursuant to the terms of the Group Agreement, the Reporting Persons agreed, among other things, (i) to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer to the extent required by applicable law, (ii) to solicit proxies for the election of the persons to be nominated by the Reporting Persons to the Board at the Issuer’s 2018 Annual Meeting of Shareholders, (iii) that all expenses incurred in connection with the solicitation would be split on a pro rata basis based on the number of Shares beneficially owned by each of the Legion Group and 4010 Group, (iv) that the Legion Group and 4010 Group would transact in securities of the Issuer through the same broker(s) whenever practicable, other then as authorized by the Legion Group and (v) that the 4010 Group would not purchase or otherwise acquire beneficial ownership of in excess 60,000 Shares without the prior written consent of the Legion Group. The Group Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Group Agreement by and among Legion Partners, L.P. I, a Delaware limited partnership, Legion Partners, L.P. II, a Delaware limited partnership, Legion Partners Special Opportunities, L.P. VIII, a Delaware limited partnership, Legion Partners, LLC, a Delaware limited liability company, Legion Partners Asset Management, LLC, a Delaware limited liability company, Legion Partners Holdings, LLC, a Delaware limited liability company, Christopher S. Kiper, Raymond White, 4010 Partners, LP, a Delaware limited partnership, 4010 General Partner, LLC, a Delaware limited liability company, 4010 Capital, LLC, a Delaware limited liability company, and Steven E. Litt dated December 12, 2017.

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CUSIP NO. 371532102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2018

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Special Opportunities, L.P. VIII

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

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CUSIP NO. 371532102

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond White
Raymond White

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CUSIP NO. 371532102

4010 Partners, LP By: 4010 General Partner, LLC, its General Partner
By:	/s/ Steven E. Litt
	Name:	Steven E. Litt
	Title:	Managing Member

4010 General Partner, LLC
By:	/s/ Steven E. Litt
	Name:	Steven E. Litt
	Title:	Managing Member

4010 Capital, LLC
By:	/s/ Steven E. Litt
	Name:	Steven E. Litt
	Title:	Managing Member

/s/ Steven E. Litt
Steven E. Litt

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CUSIP NO. 371532102

SCHEDULE A

Transaction in the Shares During the Past Sixty (60) Days

Nature of Transaction	Date of Purchase/Sale	Securities Purchased/(Sold)	Price ($)

Legion Partners, L.P. I

Sale of December 2017 Put Option ($25.00 Strike Price)[1]	11/27/2017	(176)	0.8511
Sale of December 2017 Put Option ($30.00 Strike Price)[1]	11/27/2017	(297)	3.0035
Sale of December 2017 Put Option ($25.00 Strike Price)[1]	11/28/2017	(27)	0.6500
Sale of December 2017 Put Option ($30.00 Strike Price)[1]	11/28/2017	(35)	2.5000
Sale of January 2018 Put Option ($25.00 Strike Price)[2]	11/29/2017	(2,310)	0.7885
Sale of January 2018 Put Option ($25.00 Strike Price)[2]	11/29/2017	(4)	0.8000
Sale of January 2018 Put Option ($30.00 Strike Price)[2]	11/30/2017	(2,869)	2.1430
Purchase of Common Stock	12/01/2017	276,073	25.3828
Purchase of Common Stock	12/08/2017	60,887	29.7093
Purchase of Common Stock	12/11/2017	1,336	30.0000
Purchase of Common Stock	12/11/2017	57,688	30.2959
Sale of December 2017 Put Option ($30.00 Strike Price)[1]	12/11/2017	(849)	0.5446
Purchase of Common Stock	12/12/2017	67,967	30.2801
Purchase of Common Stock	12/12/2017	40,861	30.2239
Purchase of Common Stock	12/13/2017	57	30.2580
Purchase of Common Stock	12/13/2017	28	30.0000
Purchase of Common Stock	12/14/2017	44,811	30.3233
Purchase of Common Stock	12/14/2017	25,799	30.2814
Purchase of Common Stock	12/15/2017	2,216	30.3031
Purchase of Common Stock	12/15/2017	1,853	30.3750
Purchase of Common Stock	12/20/2017	10,945	32.2037

CUSIP NO. 371532102

Purchase of Common Stock	12/21/2017	158	32.2500
Purchase of Common Stock	12/22/2017	3,269	32.0600
Purchase of Common Stock	12/27/2017	26,012	32.1946
Purchase of Common Stock	01/03/2018	47,615	33.5336
Sale of January 2018 Put Option ($35.00 Strike Price)[2]	01/03/2018	(169)	2.1894
Sale of January 2018 Put Option ($35.00 Strike Price)[2]	01/04/2018	(70)	2.7492
Purchase of Common Stock	01/04/2018	52,686	32.2422
Purchase of Common Stock	01/05/2018	267	32.2300
Purchase of Common Stock	01/08/0218	11,559	32.1502
Purchase of January 2018 Put Option ($30.00 Strike Price)[3]	01/08/2018	20	0.2062
Purchase of January 2018 Put Option ($35.00 Strike Price)[3]	01/08/2018	22	1.6028
Sale of March 2018 Put Option ($35.00 Strike Price)[4]	01/08/2018	(42)	3.7752
Purchase of January 2018 Put Option ($30.00 Strike Price)[3]	01/09/2018	1,545	0.3266
Sale of March 2018 Put Option ($35.00 Strike Price)[4]	01/09/2018	(1,545)	4.0810
Purchase of January 2018 Put Option ($30.00 Strike Price)[3]	01/10/2018	61	0.2876
Sale of March 2018 Put Option ($35.00 Strike Price)[4]	01/10/2018	(61)	4.1016
Sale of March 2018 Put Option ($35.00 Strike Price)[4]	01/11/2018	(3)	3.8000
Sale of March 2018 Put Option ($35.00 Strike Price)[4]	01/12/2018	(458)	2.5900

Legion Partners, L.P. II

Sale of December 2017 Put Option ($25.00 Strike Price)[1]	11/27/2017	(8)	0.8511
Sale of December 2017 Put Option ($30.00 Strike Price)[1]	11/27/2017	(14)	3.0035
Sale of December 2017 Put Option ($25.00 Strike Price)[1]	11/28/2017	(1)	0.6500
Sale of December 2017 Put Option ($30.00 Strike Price)[1]	11/28/2017	(2)	2.5000

CUSIP NO. 371532102

Sale of January 2018 Put Option ($25.00 Strike Price)[2]	11/29/2017	(106)	0.7885
Sale of January 2018 Put Option ($30.00 Strike Price)[2]	11/30/2017	(131)	2.1430
Purchase of Common Stock	12/01/2017	14,394	25.3828
Purchase of Common Stock	12/08/2017	2,913	29.7093
Purchase of Common Stock	12/11/2017	64	30.0000
Purchase of Common Stock	12/11/2017	2,760	30.2959
Sale of December 2017 Put Option ($30.00 Strike Price)[1]	12/11/2017	(41)	0.5446
Purchase of Common Stock	12/12/2017	3,232	30.2801
Purchase of Common Stock	12/12/2017	1,943	30.2239
Purchase of Common Stock	12/13/2017	3	30.2580
Purchase of Common Stock	12/13/2017	1	30.0000
Purchase of Common Stock	12/14/2017	2,142	30.3233
Purchase of Common Stock	12/14/2017	1,234	30.2814
Purchase of Common Stock	12/15/2017	106	30.3031
Purchase of Common Stock	12/15/2017	88	30.3750
Purchase of Common Stock	12/20/2017	523	32.2037
Purchase of Common Stock	12/21/2017	8	32.2500
Purchase of Common Stock	12/22/2017	156	32.0600
Purchase of Common Stock	12/27/2017	1,244	32.1946
Purchase of Common Stock	01/03/2018	941	33.5336
Sale of January 2018 Put Option ($35.00 Strike Price)[2]	01/03/2018	(3)	2.1894
Sale of January 2018 Put Option ($35.00 Strike Price)[2]	01/04/2018	(1)	2.7492
Purchase of Common Stock	01/04/2018	1,056	32.2422
Purchase of Common Stock	01/05/2018	5	32.2300
Purchase of Common Stock	01/08/2018	207	32.1502
Purchase of January 2018 Put Option ($30.00 Strike Price)[3]	01/08/2018	1	0.2062
Sale of March 2018 Put Option ($35.00 Strike Price)[4]	01/08/2018	(1)	3.7752
Purchase of January 2018 Put Option ($30.00 Strike Price)[3]	01/09/2018	67	0.3266
Sale of March 2018 Put Option ($35.00 Strike Price)[4]	01/09/2018	(67)	4.0810

CUSIP NO. 371532102

Purchase of January 2018 Put Option ($30.00 Strike Price)[3]	01/10/2018	2	0.2876
Sale of March 2018 Put Option ($35.00 Strike Price)[4]	01/10/2018	(2)	4.1016
Sale of March 2018 Put Option ($35.00 Strike Price)[4]	01/12/2018	(19)	2.5900

Legion Partners SPECIAL OPPORTUNITIES, L.P. VIII

Purchase of Common Stock	12/13/2017	973	30.2580
Purchase of Common Stock	12/13/0217	471	30.0000
Purchase of Common Stock	12/14/2017	82,447	30.3233
Purchase of Common Stock	12/14/2017	47,467	30.2814
Purchase of Common Stock	12/15/2017	4,078	30.3031
Purchase of Common Stock	12/15/2017	3,409	30.3750
Purchase of Common Stock	12/20/2017	9,297	32.2037
Purchase of Common Stock	12/21/2017	134	32.2500
Purchase of Common Stock	12/22/2017	2,776	32.0600
Purchase of Common Stock	12/27/2017	22,094	32.1946
Purchase of Common Stock	01/03/2018	40,444	33.5336
Sale of January 2018 Put Option ($35.00 Strike Price)[2]	01/03/2018	(143)	2.1894
Sale of January 2018 Put Option ($35.00 Strike Price)[2]	01/04/2018	(59)	2.7492
Purchase of Common Stock	01/04/2018	44,775	32.2422
Purchase of Common Stock	01/05/2018	228	32.2300
Purchase of Common Stock	01/08/2018	9,834	32.1502
Purchase of January 2018 Put Option ($35.00 Strike Price)[3]	01/08/2018	18	1.6028
Sale of March 2018 Put Option ($35.00 Strike Price)[4]	01/08/2018	(18)	3.7752
Sale of March 2018 Put Option ($35.00 Strike Price)[4]	01/09/2018	(314)	4.0810
Sale of March 2018 Put Option ($35.00 Strike Price)[4]	01/10/2018	(10)	4.1016
Sale of March 2018 Put Option ($35.00 Strike Price)[4]	01/11/2018	(1)	3.8000
Sale of March 2018 Put Option ($35.00 Strike Price)[4]	01/12/2018	(78)	2.5900

CUSIP NO. 371532102

4010 Partners, LP

Purchase of Common Stock	11/17/2017	500	29.6500
Purchase of Common Stock	11/20/2017	500	29.9450
Purchase of December 2017 Call Option ($25.00 Strike Price)[5]	11/21/2017	10	4.5000
Sale of Common Stock	11/30/2017	(3,000)	31.2717
Purchase of December 2017 Call Option ($35.00 Strike Price)[6]	11/30/2017	20	1.0000
Purchase of December 2017 Call Option ($30.00 Strike Price)[7]	11/30/2017	30	3.0000
Purchase of Common Stock	12/01/2017	6,000	25.5134
Purchase of Common Stock	12/04/2017	1,000	27.3000
Purchase of January 2018 Call Option ($25.00 Strike Price)[8]	12/04/2017	20	3.4000
Purchase of January 2018 Call Option ($30.00 Strike Price)[8]	12/06/2017	20	1.4000
Purchase of Common Stock	12/07/2017	2,000	29.0950
Purchase of January 2018 Call Option ($35.00 Strike Price)[8]	12/07/2017	70	0.3379
Purchase of Common Stock	12/08/2017	3,000	29.3400
Purchase of Common Stock	12/11/2017	1,500	30.2250
Purchase of Common Stock	12/12/2017	2,000	30.3750
Sale of December 2017 Call Option ($30.00 Strike Price)[9]	12/12/2017	(30)	0.7217
Purchase of January 2018 Call Option ($30.00 Strike Price)[8]	12/12/2017	20	2.0750
Purchase of January 2018 Call Option ($35.00 Strike Price)[8]	12/12/2017	30	0.4500
Sale of December 2017 Put Option ($30.00 Strike Price)[1]	12/12/2017	(10)	0.4500
Purchase of Common Stock[10]	12/15/2017	1,000	25.00
Purchase of January 2018 Call Option ($35.00 Strike Price)[8]	01/05/2018	30	0.4000

____________________

1 Represents American-style put option sold short in the over-the counter market, all of which expired for a full gain on December 15, 2017, the expiration date.

2 Represents American-style put option sold short in the over-the counter market with an expiration date of January 19, 2018.

3 Represents American-style put option purchased to cover a short in the over-the-counter market with an expiration date of January 19, 2018.

4 Represents American-style put option sold short in the over-the counter market with an expiration date of March 16, 2018.

5 Represents American-style call option purchased in the over-the-counter market, all of which were exercised on December 15, 2017, the expiration date.

6 Represents American-style call option purchased in the over-the counter market, all of which expired for a full loss on December 15, 2017, the expiration date.

7 Represents American-style call option purchased in the over-the counter market with an expiration date of December 15, 2017.

8 Represents American-style call option purchased in the over-the counter market with an expiration date of January 19, 2018.

9 Represents American-style call option sold in the over-the counter market with an expiration date of December 15, 2017.

10 Represents Shares underlying American-style call options that were exercised at a strike price of $25.00.